STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
September 27, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:                Advantage Funds, Inc.
(File Nos.:  33-51061 and 811-7123)

Ladies and Gentlemen:
On behalf of the above referenced registrant (the "Company"), on or about September 27, 2016 the Company plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 131 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 130 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on August 1, 2016 for the purpose of:  (i) adding Class I and Class Y shares to Dreyfus Opportunistic Small Cap Fund ("DOSCF")1 and Class Y shares to Dreyfus Technology Growth Fund ("DTGF"); and (ii) making certain changes to the investment strategy of Dynamic Total Return Fund ("DTRF" and, collectively with DOSCF and DTGF, the "Funds").
The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Patrick Scott of the Staff via telephone on September 15, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Funds' independent registered public accounting firm.
The prospectuses and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

1            The single existing share class of DOSCF is being redesignated as Investor shares.
Prospectuses
General
All Funds
1.	Staff Comment: Please ensure that all of the bracketed information and other incomplete information that appears in the 485(a) Amendment is completed in the Amendment.
Response:  All of the referenced incomplete information will be completed in the Amendment.
Front Cover
DOSCF and DTGF only
2.	Staff Comment: For each new share class, please insert the ticker symbols on the front cover of the prospectus and update them on EDGAR when available. In addition, for DOSCF, please change the name on EDGAR of the single existing share class to "Investor Shares."
Response:  The ticker symbols for each new share class will be inserted on the front cover of the relevant prospectus in the Amendment.  In addition, the ticker symbols have been updated on EDGAR for each new share class and the name of the single existing share class of DOSCF has been changed on EDGAR to "Investor Shares."
Fund Summary—Fees and Expenses
All Funds

3.	Staff Comment: Please complete the information in each Fund's fee table and example and provide to the Staff for review prior to the effective date of the Amendment.
Response:  The fee tables and examples to be filed in the Amendment will be provided to the Staff for review prior to the effective date of the Amendment.
DOSCF and DTGF only
4.	Staff Comment: A footnote to each Fund's fee table states that "Other expenses" for the Fund's new share class or classes, as applicable, are estimated for the current fiscal year based on another share class of the Fund. Please supplementally explain the basis for estimating fees for each Fund's new share class or classes, as applicable. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.
Response:  Estimated expenses must be used for each Fund's new share class or classes, as applicable, because they have not yet been offered and have no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnotes referencing the estimated expenses only apply to the new share class or classes, as applicable, and not the other previously existing share classes.  Accordingly, we will move the footnotes so that they more clearly apply only to the "Other expenses" for the new share class or classes, as applicable, and not the Funds' other previously existing share classes.
DTRF only
5.	Staff Comment: Please confirm supplementally whether the management fees shown in the fee table include the management fee paid to The Dreyfus Corporation ("Dreyfus") by the fund's wholly-owned and controlled subsidiary. Since the financial statements of the Fund and its subsidiary must be consolidated, the management fees shown in the fee table must include those of the subsidiary. The subcaption in the fee table titled "Acquired fund fees and expenses" should only reflect investments by the Fund in exchange-traded funds ("ETFs") or other registered investment companies. In addition, any arrangement whereby Dreyfus agrees to waive the management fee received from the subsidiary may not be disclosed in a footnote to the fee table. Accordingly, please delete footnotes ** and † from the fee table. Please note that the Fund may disclose its arrangement to waive receipt of the management fee paid by the subsidiary in Item 10.
Response:  The fee table has been revised to reflect the fees and expenses of DTRF's investment in its wholly-owned and controlled subsidiary (the "Subsidiary") under "Other expenses."  We note that, although we believe DTRF could reflect the management fees payable by the Subsidiary under the subcaption "Acquired fund fees and expenses", as the definition of "Acquired Fund" in Item 3 of Form N-1A includes funds that rely on exemption from registration under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, we believe it is appropriate to disclose those fees and expenses under "Other expenses."  In addition, please note that Dreyfus is not waiving the management fee payable by the Subsidiary; rather, it is waiving the management fee payable to Dreyfus by DTRF in an amount equal to the management fee it receives from the Subsidiary.  As such, we believe the footnote with respect to the fee waiver is appropriate.
Fund Summary—Principal Investment Strategy
DOSCF only

6.	Staff Comment: The third sentence of the first paragraph states: "As of November 30, 2015, the market capitalization of the largest company in the [Russell 2000® Index] was approximately $6.50 billion, and the weighted average and median market capitalizations of the index were approximately $1.97 billion and $751 million, respectively." To the extent any of these figures have changed since November 30, 2015, please revise the disclosure to update the figures as of a more current date. Please make a corresponding change in Funds Details—Goal and Approach.
Response:  The referenced numbers will be updated in the Amendment to reflect, as of May 27, 2016, the largest market capitalization, weighted average market capitalization and median market capitalization of $3.86 billion, $1.97 billion and $695 million, respectively.
DOSCF only
7.	Staff Comment: The fifth and sixth sentences of the first paragraph states: "The fund's portfolio managers use a disciplined investment process that relies, in general, on proprietary fundamental research and valuation. Generally, elements of the process include analysis of mid-cycle business prospects, estimation of the intrinsic value of the company and the identification of a revaluation catalyst." Please revise the sixth sentence to explain these elements of the investment process more clearly in plain English, as required by Rule 421(d) under the Securities Act.
Response:  The sixth sentence of the first paragraph will be revised in the Amendment as follows:  "Generally, elements of the process include analysis of a company's business prospects, estimation of the company's value and the identification of events that could cause the estimated value of the company to change."
DTRF only
8.	Staff Comment: The last sentence of the fourth paragraph states: "When the fund enters into derivatives transactions, it may be required to segregate liquid assets or enter into offsetting positions, in accordance with applicable regulations." Please confirm that any such offsetting positions will only be used with respect to the instruments detailed in the no-action letter issued by the Staff to Dreyfus Strategic Investing and Dreyfus Strategic Income on June 22, 1987 (the "Dreyfus Strategic Investing Letter"). Please note that credit default swaps are not one of the permitted instruments detailed in the no-action letter and, as such, to the extent the Fund enters into offsetting positions with respect to credit default swaps, the Fund will be acting outside of the scope of the relief described in the no-action letter. In addition, please confirm that, for any offsetting position, the counterparties and terms (including maturity) are the same.
Response:  Fund management has advised us that any such offsetting positions will only be used with respect to the instruments detailed in the Dreyfus Strategic Investing Letter.  In addition, Fund management has advised us that, for any offsetting position, the counterparties and terms (including maturity) are the same.
DTRF only
9.	Staff Comment: The last paragraph discusses the fund's wholly-owned and controlled subsidiary. Please add disclosure in Item 4 regarding each of the subsidiary's principal investment strategies and risks.
Response:  We believe that the current disclosure in Fund Summary—Principal Investment Strategy and Fund Summary—Principal Risks complies with the requirements of Form N-1A and is otherwise appropriate.  The referenced paragraph states that the Subsidiary's principal investments will be direct investments in commodity-related instruments, including futures and options contracts, swap agreements and other derivatives.  The second sentence of Subsidiary risk will be revised in the Amendment as follows:  "The subsidiary principally invests in commodity-related instruments, including futures and options contracts, swap agreements and other derivatives, and the fund's investment in the subsidiary is subject to the same risks that apply to similar investments if held directly by the fund."
We do not believe that any additional disclosure is necessary, nor consistent with either the summarization requirements of Items 4(a) and (b)(1)(i) (to summarize the disclosures required by the corresponding provisions in Item 9) or the plain English requirements of Rule 421(d) under the Securities Act.  In addition, please see the response to Comment No. 12 below.
Fund Summary—Principal Risks
DTRF only
10.	Staff Comment: Please add risk disclosure in Items 4 and 9 regarding REIT risk, MLP risk and energy sector risk.
Response:  Fund management has advised us that DTRF will no longer be adding REITs and MLPs to its principal investment strategy.  Accordingly, no additional disclosure will be added in the Amendment (note that energy sector risk had been included in the context of investing in MLPs).
DTRF only
11.	Staff Comment: To the extent investing in foreign government obligations, debt obligations of supranational entities and the sovereign debt of foreign countries is a principal investment strategy of the Fund, please add such disclosure in the portion of Item 4 relating to principal investment strategies. If the Fund does not invest as such, please delete Foreign government obligations and securities of supranational entities risk from Item 4.
Response:  The fifth sentence of the first paragraph of Fund Summary—Principal Investment Strategy will be revised in the Amendment as follows:  "The fund also may invest in fixed-income securities, such as bonds, notes (including structured notes) and money market instruments, and including foreign government obligations and securities of supranational entities, to provide exposure to bond markets and for liquidity and income, as well as hold cash."  A corresponding change will be made in Fund Details—Goal and Approach.
DTRF only
12.	Staff Comment: The second sentence of Subsidiary risk states: "The investments held by the subsidiary are generally similar to those that are permitted to be held by the fund and are subject to the same risks that apply to similar investments if held directly by the fund." Please confirm supplementally the current accuracy of this disclosure.
Response:  The second sentence of Subsidiary risk will be revised in the Amendment as follows:  "The subsidiary principally invests in commodity-related instruments, including futures and options contracts, swap agreements and other derivatives, and the fund's investment in the subsidiary is subject to the same risks that apply to similar investments if held directly by the fund."  (See the response to Comment No. 9.)
DTRF only
13.	Staff Comment: The fourth sentence of Derivatives risk states: "Certain types of derivatives, including over-the-counter swaps, forward contracts, structured notes and other over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk, credit risk and pricing risk." Please add separate risk disclosure for each of illiquidity risk, counterparty risk, credit risk and pricing risk. Please make a corresponding change in Fund Details—Investment Risks.
Response:  The last sentence in the referenced Derivatives risk will be revised in the Amendment as follows:
Certain types of derivatives, including over-the-counter swaps, forward contracts, structured notes and other over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to liquidity risk, credit and counterparty risk (failure of the counterparty to the derivatives transaction to honor its obligation) and pricing risk (risk that the derivative cannot or will not be accurately valued).
Please note that Liquidity risk already exists as a separate risk disclosure.  Please see the response to Comment No. 25 regarding corresponding changes in Fund Details—Investment Risks.
Fund Summary—Performance
DTGF only
14.	Staff Comment: Item 4(b)(2)(i) of Form N-1A requires a fund to compare its average annual returns for 1, 5 and 10 years with those of a broad measure of market performance. Item 4(b)(2)(iii) of Form N-1A requires a risk/return table that, among other things, "show[s] the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7)." Instruction 2(b) to Item 4(b)(2) of Form N-1A permits a fund to "include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7)." However, "[i]f an additional index is included, [the fund must] disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives)." In accordance with these requirements, please re-order the indices shown in the risk/return table so that the S&P 500 Index, the broad-based securities market index, is presented first, followed by the Morgan Stanley High Technology 35 Index, the additional index. In addition, please add the required disclosure for the additional index.
Response:  The indices shown in the risk/return table will be re-ordered as requested in the Amendment.  In addition, the following sentence will be added in the Amendment as the fourth sentence in Fund Summary—Performance:  "The total returns also are compared to the Morgan Stanley High Technology 35 Index, which is designed to measure the performance of a cross section of highly capitalized U.S. companies that are active in nine technology subsectors, to show how the fund's performance compares to an index of technology stocks."
Fund Details—Goal and Approach
DOSCF and DTGF only
15.	Staff Comment: The first paragraph states that each Fund invests principally in common stocks, but that each Fund's stock investments also may include preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings. Please explain supplementally the extent to which each Fund invests or intends to invest in contingent convertible securities. Depending on the response provided, the Staff may have additional comments.
Response:  Fund management has advised us that neither Fund currently invests in, or currently intends to invest in, contingent convertible securities.
DOSCF and DTRF only
16.	Staff Comment: The first paragraph of this section in each Fund's prospectus states that each Fund may invest in ETFs. To the extent a Fund's investment in ETFs exceeds 0.01 percent (one basis point) of the Fund's average net assets, the fees and expenses incurred indirectly by the Fund as a result of such investment must be disclosed in a subcaption to the "Annual fund operating expenses" portion of the fee table, directly above the subcaption titled "Total annual fund operating expenses." The subcaption should be titled "Acquired fund fees and expenses." If a Fund's investment in ETFs does not exceed 0.01 percent of the Fund's average net assets, please confirm that supplementally and confirm as well that any fees and expenses that would have otherwise been reflected in the subcaption "Acquired fund fees and expenses" are reflected in the subcaption "Other expenses" in the fee table. See Instruction 3(f)(i) to Item 3 of Form N1A.
Response:  We have confirmed with Fund management that (i) each Fund's investment in ETFs does not exceed 0.01 percent of the Fund's average net assets; and (ii) any fees and expenses that would have otherwise been reflected in the subcaption "Acquired fund fees and expenses" are reflected in the subcaption "Other expenses" in the fee table.
DOSCF and DTGF only
17.	Staff Comment: It is stated in the last paragraph that derivatives may be used as a substitute for investing directly in an underlying asset. Please confirm that, to the extent derivatives are used as part of a Fund's policy with respect to the investment of 80% of its assets, such derivatives will be valued at market value, rather than notional value.
Response:  We have confirmed with Fund management that such derivatives will be valued at market value.
All Funds
18.	Staff Comment: To the extent a Fund writes credit defaults swaps, please supplementally confirm that the Fund will segregate liquid assets to cover the full notional amount of such obligations. In addition, to the extent a Fund invests in total return swaps, please confirm supplementally that the appropriate amount of assets will be segregated to cover such obligations in accordance with Investment Company Act Release No. 10666.
Response:  To the extent a Fund writes credit defaults swaps, Fund management has advised us that the Fund will segregate liquid assets to cover the full notional amount of such obligations.  In addition, to the extent a Fund invests in total return swaps, Fund management has advised us that the appropriate amount of assets will be segregated to cover such obligations in accordance with Investment Company Act Release No. 10666.
DTRF only
19.	Staff Comment: The sixth sentence of the first paragraph states: "The fund will seek to achieve investment exposure to global equity, bond, currency and commodity markets primarily through long and short positions in futures, options, forward contracts, swap agreements, exchange-traded funds (ETFs), real estate investment trusts (REITs) or master limited partnerships (MLPs), and normally will use economic leverage as part of its investment strategy." Please revise the referenced disclosure to explain the term "economic leverage" in plain English, as required by Rule 421(d) under the Securities Act.
Response:  The referenced sentence will be revised in the Amendment as follows:
The fund will seek to achieve investment exposure to global equity, bond, currency and commodity markets primarily through long and short positions in futures, options, forward contracts and swap agreements (derivative instruments that typically have the effect of leverage) and/or exchange-traded funds (ETFs).  "Leverage" refers to investment exposure greater than the amount invested.
DTRF only
20.	Staff Comment: The third to last paragraph of this section discusses the fund's wholly-owned and controlled subsidiary. Please revise this disclosure to note that the Fund complies with (i) the investment policy disclosure requirements under Section 8 of the 1940 Act; and (ii) the capital structure and leverage requirements under Section 18 of the 1940 Act on an aggregate basis with the subsidiary. Please also disclose that the subsidiary complies with the affiliated transactions and custody requirements under Section 17 of the 1940 Act. In addition, please identify the subsidiary's custodian.
Please supplementally confirm that the subsidiary's management fee (including any performance fees) is included in the management fees shown in the fee table and that the subsidiary's expenses are included in "Other expenses" in the fee table.
Please also supplementally confirm that the subsidiary and its board of directors will agree to (i) designate an agent for service of process in the United States; and (ii) allow the Staff to inspect the subsidiary's books and records, which must be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
Response:  Please see the response to Comment No. 21 for revised disclosure concerning consolidation of investment restrictions and compliance programs.  Disclosure with respect to the Subsidiary's custodian, Citibank, N.A., has been added to the SAI consistent with the disclosure requirement of Item 19(h)(3) of Form N-1A, but we do not believe prospectus disclosure is necessary or appropriate.
Please see the response to Comment No. 5 with respect to disclosure of the fees and expenses of the Subsidiary.  We do not believe any additional disclosure is required in this section of the prospectus is necessary or appropriate.
The Subsidiary and its board of directors will designate an agent for service of process in the United States.  In addition, Fund management has confirmed that the Subsidiary's books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of DTRF.
DTRF only
21.	Staff Comment: The fifth sentence of the third to last paragraph of this section states: "With respect to its investments, the subsidiary is generally subject to the same investment restrictions and limitations and will follow the same compliance policies and procedures as the fund." Please revise this sentence to delete the word "generally." Alternatively, please disclose the basis for using the qualifier "generally" in the referenced disclosure.
Response:  The fourth, fifth and sixth sentences of this paragraph will be revised in the Amendment as follows:
With respect to its investments, the subsidiary is subject to the same principal investment restrictions and limitations as the fund, except that the subsidiary may invest without limitation in commodity-related instruments.  The subsidiary also is subject to the fund's compliance program, to the extent the fund's policies and procedures apply to its investments and operations.  The fund and the subsidiary test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis.
DTRF only
22.	Staff Comment: The sixth sentence of the third to last paragraph of this section states: "The fund and the subsidiary may test for compliance with certain investment restrictions on a consolidated basis." Please revise this sentence to delete the word "certain." Alternatively, please disclose the basis for using the qualifier "certain" in the referenced disclosure.
Response:  We note that "certain" was included in the referenced sentence because DTRF and the Subsidiary do not test for compliance with DTRF's investment restrictions with respect to direct investments in commodities and commodity-related instruments on a consolidated basis.  Please see the revised disclosure in the response to Comment No. 21.
Fund Details—Investment Risks
All Funds
23.	Staff Comment: Please confirm that expenses associated with short sales (e.g., interest and dividend expenses) are reflected in the subcaption "Other expenses" in the fee table.
Response:  We have confirmed with Fund management that expenses associated with short sales (e.g., interest and dividend expenses) are reflected in the subcaption "Other expenses" in the fee table.
DOSCF and DTGF only
24.	Staff Comment: Please add risk disclosure in Item 9 with respect to the Fund's investments in preferred stocks and convertible securities.
Response:  The following will be added in the Amendment to Fund Details—Investment Risks:
•	Preferred stock risk. Preferred stock is a class of a capital stock that typically pays dividends at a specified rate. Preferred stock is generally senior to common stock, but subordinate to debt securities, with respect to the payment of dividends and on liquidation of the issuer. The market value of preferred stock generally decreases when interest rates rise and is also affected by the issuer's ability to make payments on the preferred stock.
•	Convertible securities risk. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. Although convertible securities provide for a stable stream of income, they are subject to the risk that their issuers may default on their obligations. Convertible securities also offer the potential for capital appreciation through the conversion feature, although there can be no assurance of capital appreciation because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.
All Funds
25.	Staff Comment: The sixth sentence of Derivatives risk states: "Certain types of derivatives, including over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk, credit risk and pricing risk." Please add separate risk disclosure for each of illiquidity risk, counterparty risk, credit risk and pricing risk.
Response:  The last sentence in the referenced Derivatives risk will be revised in the Amendment as follows:
Certain types of derivatives, including over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to liquidity risk, credit and counterparty risk (failure of the counterparty to the derivatives transaction to honor its obligation) and pricing risk (risk that the derivative cannot or will not be accurately valued).
Please note that Liquidity risk already exists as a separate risk disclosure.
DTRF only
26.	Staff Comment: Please disclose whether Dreyfus is registered as a commodity pool operator ("CPO") under the Commodities Exchange Act. If so, please disclose as a principal risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") has caused the Fund to be a CPO, which requires the Fund to comply with the rules of the CFTC and may impose additional regulatory requirements, compliance obligations and expenses on the Fund.
Response:  Dreyfus is a registered CPO, consistent with the requirements of the CFTC and the National Futures Association.  Its status as a CPO is disclosed in the SAI.  DTRF's prospectus complies with the disclosure and reporting requirements imposed by the CFTC under the "substituted compliance regime" in Rule 4.12(c) under the Commodity Exchange Act.  We do not believe that CPO registration is a principal risk of investing in DTRF, as the compliance obligations and expenses are primarily Dreyfus' expenses and obligations.  Any compliance burden and additional expenses to DTRF are de minimis.
DTRF only
27.	Staff Comment: The second sentence of the second paragraph of Tax risk states: "The fund intends to take the position that income and gains from its investments in the subsidiary and certain commodity-linked structured notes will constitute 'qualifying income.'" Please disclose whether the Fund has obtained an opinion of counsel supporting this position.
Response:  DTRF has not obtained an opinion of counsel on this matter.  The following will be added in the Amendment at the end of the referenced sentence:  "… , although the fund has not sought a legal opinion on this position."
Fund Details—Management
DOSCF and DTGF only
28.	Staff Comment: The fourth sentence of this section in each prospectus states: "A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended August 31, 2015." Please revise this sentence to refer to each Fund's most recent semi-annual report. See Item 10(a)(1)(iii) of Form N-1A.
Response:  The referenced disclosure complies with Item 10(a)(1)(iii) of Form N-1A, which requires that:  "a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable." (emphasis added)  Item 27(d)(7) of Form N-1A requires that, for any annual or semi-annual report, the report include such discussion if the board approved any investment advisory contract during the Fund's most recent fiscal half year.  Since the Board's approval of each Fund's investment advisory contract occurred during the six-month period ended August 31, 2015, the referenced discussion is in the annual report of each Fund for the fiscal year ended August 31, 2015.
DTRF only
29.	Staff Comment: The third sentence of the sixth paragraph states: "In managing the subsidiary's portfolio, Dreyfus and Mellon Capital are generally subject to the same investment management policies and restrictions that apply to the management of the fund." Please revise this sentence to delete the word "generally." Alternatively, please disclose the basis for using the qualifier "generally" in the referenced disclosure.
Response:  The primary difference in the investment management policies and restrictions (and the basis for use of the term "generally") is the Subsidiary's direct investment in commodities (please see also the response to Comment No. 21).  The referenced sentence will be revised in the Amendment as follows:
In managing the subsidiary's portfolio, Dreyfus and Mellon Capital are generally subject to the same investment management policies and restrictions that apply to the management of the fund, except that the subsidiary principally invests in commodity-related instruments, including futures and options contracts, swap agreements and other derivatives.
DTRF only
30.	Staff Comment: The sixth sentence of the sixth paragraph states: "The subsidiary's advisory contracts will be subject to the same regulatory requirements applicable to the fund's contracts." Please note that the advisory contracts between the subsidiary and each of the investment advisor and sub-investment advisor are material contracts. Accordingly, please file each of these advisory contracts as exhibits to the Amendment.
Response:  The Subsidiary's investment management agreement and sub-investment advisory agreement will be filed as exhibits to the Amendment.
DTRF only
31.	Staff Comment: The last sentence of the sixth paragraph states: "The subsidiary's financial statements will be included in the fund's annual (which will include the subsidiary's full audited financial statements) and semi-annual (which will include the subsidiary's unaudited financial statements) reports provided to shareholders." Please replace the words "included in" with "consolidated with."
Response:  The referenced language will be revised in the Amendment as follows:  "The subsidiary's financial statements will be consolidated with the fund's financial statements in the annual and semi-annual reports provided to shareholders."
SAI
Share Ownership
32.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Funds to beneficially own 5% or more of any class of each Funds' outstanding shares as of a specified date no more than 30 days prior to the filing of the relevant Amendment (see Item 18(b) of Form N-1A).
Response:  The Funds' ownership information presented in the chart will be updated in the Amendment.
Investments, Investment Techniques and Risks
33.	Staff Comment: Footnote 8 states: "Dreyfus Balanced Opportunity Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund and Dynamic Total Return Fund each currently intends to invest no more than 25% of its assets in municipal securities; however, this percentage may be varied from time to time without shareholder approval." To the extent investing in municipal securities is a principal investment strategy of DTRF, please add appropriate disclosure in the principal investment strategy portion of Item 4, as well as appropriate risk disclosure in Items 4 and 9.
Response:  Investing in municipal securities is not a principal investment strategy of DTRF.  Accordingly, no additional disclosure will be added in the Amendment.
34.	Staff Comment: Footnote 23 states: "The fund will seek to achieve investment exposure to commodity markets primarily through commodity-related ETFs and swap agreements related to those ETFs." Please confirm supplementally whether this footnote is still accurate given DTRF's current strategy to invest in commodities through its wholly-owned and controlled subsidiary.
Response:  The referenced footnote will be revised in the Amendment as follows:  "The fund may seek to achieve investment exposure to commodity markets through commodity-related ETFs and swap agreements related to those ETFs and through investments in the Subsidiary, as described in the prospectus."
Please note that an SAI substantially similar to the one filed with the 485(a) Amendment was filed for Dreyfus Index Funds, Inc. and Dreyfus Midcap Index Fund, Inc. as part of post-effective amendments Nos. 44 and 40, respectively, to each fund's registration statement on Form N-1A, filed with the Commission on May 31, 2016.  Comments on those filings, including comments to the SAI, were provided by Patrick Scott of the Staff via telephone on July 14, 2016.  At the Staff's request, those comments have been restated (as applicable) and included herein in addition to the comments on the Funds' SAI provided by the Staff on September 15, 2016.
Manager's and Sub-Advisers' Compensation; Compliance Services
35.	Staff Comment: Please revise the first three charts in this section and their accompanying text to comply with the fee disclosure requirements noted below.
For each fund shown in the charts that has a sub-adviser, first determine whether the fund operates pursuant to an exemptive order from the Commission granting, among other exemptions, relief for "multi-manager" funds from disclosing fees to certain sub-advisers and permitting aggregate disclosure ("Aggregate Fee Order").  If the fund does not operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as described below.  If the fund does operate pursuant to an Aggregate Fee Order, the fund should comply with the fee disclosure requirements set forth in Form N-1A, as modified by the Aggregate Fee Order, also as described below.
Please note that General Instruction A of Form N-1A states that terms used in Form N-1A have the same meaning as those in the 1940 Act or the related rules, unless otherwise indicated.  An "investment adviser" (as defined in Section 2(a)(20) of the 1940 Act) encompasses sub-advisers.  For clarity, the terms "primary adviser" and "sub-adviser" are used below.
Item 10 of Form N-1A
Fee disclosure required by Item 10 of Form N-1A varies based on two factors:  (1) whether the fund pays the primary adviser and the primary adviser then pays each sub-adviser (the "traditional pay model") or whether the fund pays each sub-adviser directly (the "direct pay model"); and (2) whether the fund has been in operation for a full fiscal year (an "existing fund") or not (a "new fund").2
Existing FundsTraditional Pay Model.  Existing funds that use the traditional pay model must state the aggregate fee paid to the primary adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
Existing FundsDirect Pay Model.  Existing funds that use the direct pay model also must state the aggregate fee paid to the primary adviser and each sub-adviser for the most recent fiscal year as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table unless there has been a fee waiver and/or the fee table has been restated).
New FundsTraditional Pay Model.  New funds using the traditional pay model must state what the primary adviser's contractual fee is as a percentage of average net assets, including any breakpoints (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).  Fees paid by the primary adviser to each sub-adviser need not be disclosed.
New FundsDirect Pay Model.  New funds using the direct pay model must state the aggregate contractual fees paid to the primary adviser and each sub-adviser as a percentage of average net assets (this percentage should be the same as that disclosed in the fee table, unless the fee table has been restated).
Item 19 of Form N-1A
Item 19 of Form N-1A requires the disclosure of fees paid to sub-advisers regardless of whether the fund uses the traditional or direct pay model or whether it is new or existing.
Item 19(a)(3) requires a fund to disclose the total dollar amounts that the fund paid to: (1) the primary adviser, aggregated with amounts paid to sub-advisers that are affiliates of the primary adviser ("affiliated sub-advisers"), if any; and (2) each sub-adviser that is not an affiliated person of the primary adviser ("non-affiliated sub-advisers"), under the investment advisory contract for the last three fiscal years (or, if shorter, for the length of the adviser or sub-adviser's service to the fund).
Item 19(a)(3) also requires disclosure of the method of calculating the advisory fee payable by the fund to the primary adviser and each sub-adviser.  This includes: (1) showing the fee as a percentage of assets and defining how assets are measured (e.g., total assets, managed assets, net assets, etc.); (2) stating the amount of any breakpoint discounts; (3) disclosing, "[i]f applicable, any credits that reduced the advisory fee for any of the last three fiscal years" (each type of credit or offset must be stated separately); and (4) noting any expense limitation provision.  This information must be disclosed individually for the primary adviser and each sub-adviser, including an affiliated sub-adviser.
Item 28 of Form N-1A
Item 28(d) of Form N-1A requires both advisory and sub-advisory agreements to be filed as exhibits to the registration statement.
Aggregate Fee Relief
For funds operating pursuant to an Aggregate Fee Order, disclosure required by Item 10 is not modified.  However, fee disclosure required by Item 19 may be categorized based on the type of relief granted.  For each of the categories, described below, the fund must disclose: (1) the aggregate dollar amount paid to all of the advisers or sub-advisers in the respective category for the past three fiscal years; and (2) the aggregate fee paid to all of the advisers or sub-advisers in each category for the past fiscal year as a percentage of the fund's average net assets.
Order Covers Wholly-Owned Sub-Advisers.  If the order covers non-affiliated sub-advisers and wholly-owned sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-advisers; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser other than wholly-owned sub-advisers.
Order Does Not Cover Wholly-Owned Sub-Advisers.  If the order covers only non-affiliated sub-advisers, the fund must disclose (1) the aggregate fee paid to the primary adviser and any affiliated sub-advisers; (2) the aggregate fee paid to any non-affiliated sub-advisers; and (3) the fee paid to each affiliated sub-adviser.
Funds operating pursuant to an Aggregate Fee Order are not required to disclose credits, offsets or expense limitation provisions because, using aggregate fees, investors in the fund would see the effects of any credits, offsets or expense limitation provisions to the extent they were applied.
In addition, funds operating pursuant to an Aggregate Fee Order may omit sub-advisory fee information from the sub-advisory agreements filed as exhibits to the registration statement pursuant to Item 28(d).

2          In addition to the information described below, if the fee paid to a primary adviser or a sub-adviser is not based on a percentage of average net assets (e.g., such adviser receives a performance-based fee), the fund must describe the basis of the adviser's compensation.  Currently, none of the funds in the referenced charts have a primary adviser or a sub-adviser paid on a basis other than a percentage of average net assets.
Response:  The charts in this section and their accompanying text will be revised in the Amendment to comply with the fee disclosure requirements described.
Investments, Investment Techniques and Risks
36.	Staff Comment: The last paragraph states:
A large percentage of Dreyfus International Stock Index Fund's Index is comprised of Japanese securities.  Therefore, stocks of Japanese companies will represent a correspondingly large component of the fund's investment assets.  Such a large investment in the Japanese stock market may entail a higher degree of risk than with more diversified international portfolios, especially considering that by fundamental measures of corporate valuation, such as its high price-earnings ratios and low dividend yields, the Japanese market as a whole may appear expensive relative to other world stock markets.
Please add risk disclosure for Japanese securities to Items 4 and 9.
Response:  As previously advised to the Staff, disclosure was added to the prospectus of Dreyfus International Stock Index Fund.
Investment Restrictions—Fundamental Policies—Industry Concentration
37.	Staff Comment: The last sentence of the first paragraph states: "The real estate sectors, with respect to Dreyfus Global Real Estate Securities Fund, in general are not considered an industry for purposes of this Fundamental Policy." Please confirm that the investments of Dreyfus Global Real Estate Securities Fund are included in an industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration. Please also supplementally explain the basis for not considering investments in the real estate sectors as being in the same industry or group of industries for purposes of the fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Global Real Estate Securities Fund are included in the group of industries that comprise the Real Estate sector, as classified by the Global Industry Classification Standard (GICS).  The group of industries comprising the real estate sector are considered as being in the same industry or group of industries for purposes of the fund's policy with respect to industry concentration.  The purpose of the referenced sentence is to exclude the investments of the Dreyfus Global Real Estate Securities Fund in the real estate sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration.
38.	Staff Comment: Please revise the second paragraph to state: "Invest more than 25% of its total assets in investments in any particular industry or industries (including banking), except to the extent the S&P MidCap 400 Index also is so concentrated, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." (emphasis added) Please make conforming changes to the disclosure elsewhere in the Amendment, as appropriate.
Response:  Fund management has advised us that when the word "assets" stands alone, the Funds consider it to mean "total assets."  Therefore, the Funds would prefer not to change the existing language, especially since this is a fundamental policy.
39.	Staff Comment: The last sentence of the fourth paragraph states: "For purposes of this Fundamental Policy with respect to Dreyfus Technology Growth Fund, the technology sector in general is not considered an industry." Please confirm that the investments of DTGF are included in an industry or group of industries for purposes of the Fund's fundamental policy with respect to industry concentration. Please also supplementally explain the basis for not considering investments in the technology sector as being in the same industry or group of industries for purposes of the Fund's fundamental policy with respect to industry concentration.
Response:  For industry concentration purposes, the investments of Dreyfus Technology Growth Fund are included in the group of industries that comprise the Information Technology and Telecommunication Services sectors, as classified by GICS, and in technology-related industries included in other GICS sectors (collectively, the "technology sector").  The group of industries comprising the technology sector are considered as being in the same industry or group of industries for purposes of the fund's policy with respect to industry concentration.  The purpose of the referenced sentence is to exclude the investments of the Dreyfus Technology Growth Fund in the technology sector from the Fundamental Policy prohibiting industry concentration in order to permit this concentration.
Investment Restrictions—Nonfundamental Policies—Illiquid Investments
40.	Staff Comment: Please supplementally explain why the Funds' nonfundamental policy with respect to illiquid investments is limited to repurchase agreements. An open-end fund should invest no more than 15% of its net assets in illiquid assets generally.
Response:  Not all of the investment restrictions applicable to open-end funds are reflected in the Funds' fundamental or nonfundamental policies.  We have been advised by Fund management that the Funds intend to comply with all of the investment restrictions applicable to open-end funds, including the 15% limitation on illiquid assets.
Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names
41.	Staff Comment: The second chart in this section states that Dreyfus Smallcap Stock Index Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in "[s]tocks included in the S&P SmallCap 600 Index and in futures whose performance is tied to the index[.]" A footnote states that "[t]he fund generally is fully invested in such investments." Please supplementally explain how this footnote is accurate given disclosure elsewhere in the 485(a) Amendment stating that the fund engages in a "sampling" process, whereby it selects stocks so that the market capitalizations, industry weightings, dividend yield, and beta closely approximate those of the Index.
Response:  The referenced disclosure has been revised as follows:  "The fund generally is fully invested in a representative sample of such investments."
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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6401.
Very truly yours,
/s/ Max Vogel
Max Vogel

cc:            Janna Manes